UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D Amendment No. 3
Under the Securities Exchange Act of 1934

UNIVERSAL AMERICAN CORP.
(Name of Issuer)
Common Stock (par value $.01 per share)	91338E101
(Title of class of securities)	(CUSIP number)

Capital Z Partners, Ltd. Capital Z Partners III GP, LP 142 West 57th Street, 3rd Floor New York, NY 10019 Attention: Mr. Craig Fisher Tel No. (212) 965-0800
(Name, address and telephone number of person authorized to receive notices and communications)

March 28, 2014
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240-13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSON:	Capital Z Financial Services Fund II, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [ ] (b) [X]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Bermuda
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	13,896,417
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	13,896,417
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:	13,896,417
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	16.0%
14		TYPE OF REPORTING PERSON:	PN

1		NAME OF REPORTING PERSON:	Capital Z Financial Services Private Fund II, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [ ] (b) [X]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Bermuda
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	73,819
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	73,819
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:	73,819
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): [__%]	0.09%
14		TYPE OF REPORTING PERSON:	PN

1		NAME OF REPORTING PERSON:	Capital Z Partners, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [ ] (b) [X]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Bermuda
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	13,970,236
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	13,970,236
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:	13,970,236
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	16.1%
14		TYPE OF REPORTING PERSON:	PN

This page reflects beneficial ownership by Capital Z Partners, L.P. in its capacity as the general partner of Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.

1		NAME OF REPORTING PERSON:	Capital Z Partners, Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [ ] (b) [X]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Bermuda
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	13,970,236
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	13,970,236
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:	13,970,236
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): [__%]	16.1%
14		TYPE OF REPORTING PERSON:	CO

This page reflects beneficial ownership by Capital Z Partners, Ltd. in its capacity as the general partner of Capital Z Partners, L.P., which is the general partner of Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.

1		NAME OF REPORTING PERSON:	Capital Z Partners III, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [ ] (b) [X]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	2,473,041
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	2,473,041
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:	2,473,041
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	2.9%
14		TYPE OF REPORTING PERSON:	PN

1		NAME OF REPORTING PERSON:	Capital Z Partners III GP, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [ ] (b) [X]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	2,473,041
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	2,473,041
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:	2,473,041
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	2.9%
14		TYPE OF REPORTING PERSON:	OO

This page reflects beneficial ownership by Capital Z Partners III GP, L.P. in its capacity as the general partner of Capital Z Partners III, L.P.

1		NAME OF REPORTING PERSON:	Capital Z Partners Management, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [ ] (b) [X]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	17,502(1)
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	17,502(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:	17,502(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	0.02%
14		TYPE OF REPORTING PERSON:	OO

(1) Includes 15,378 shares of Common Stock that have not yet vested.

This Amendment No. 3 amends the Schedule 13D filed on May 9, 2011 (as so amended, the “Schedule 13D”), and is filed with respect to shares of voting common stock, par value $0.01 per share (the “Common Stock”), of Universal American Corp., a Delaware corporation (the “Company”). Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The Schedule 13D is hereby supplementally amended as follows:

ITEM 1.           SECURITY AND ISSUER

No change.

ITEM 2.           IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated in its entirety as follows:

This Schedule 13D is filed by Capital Z Financial Services Fund II, L.P. (“Cap Z Fund II”), Capital Z Financial Services Private Fund II, L.P. (“Cap Z Private Fund II”), Capital Z Partners, L.P. (“Cap Z L.P.”), Capital Z Partners, Ltd. (“Cap Z Ltd.”), Capital Z Partners III, L.P. (“Cap Z III”), Capital Z Partners III GP, LLC  (“Cap Z III GP”) and Capital Z Partners Management, LLC (“Cap Z Partners Management”) (each a “Reporting Person” and, collectively, the “Reporting Persons”).

Each of Cap Z Fund II and Cap Z Private Fund II is a Bermuda limited partnership formed to invest in securities of insurance, financial services and healthcare service companies and other related businesses. Cap Z Fund II historically invests in parallel with Cap Z Private Fund II.

Cap Z L.P. is a Bermuda limited partnership, the principal business of which is serving as the sole general partner of each of Capital Z Fund II and Cap Z Private Fund II.

Cap Z Ltd. is a Bermuda exempt company, the principal business of which is serving as the sole general partner of Cap Z L.P.

Cap Z III is a Cayman Islands exempted limited partnership formed to invest in securities of insurance, financial services and healthcare service companies.

Cap Z III GP is a Cayman Islands exempted limited partnership, the principal business of which is serving as the sole general partner of Cap Z III.

Cap Z Partners Management is a Delaware limited liability company, the principal business of which is performing investment management services for Cap Z Fund II, Cap Z Private Fund II and Cap Z III.

The principal business address of each of the Reporting Persons is 142 West 57th Street, 3rd Floor, New York, New York 10019.

The name and present principal occupation or employment of each director and executive officer of Cap Z Ltd. are as follows:

Name	Principal Occupation or Employment
Robert A. Spass	Chief Executive Officer and Chairman of the Board
Bradley E. Cooper	Senior Vice President
Roland V. Bernardon	Chief Financial Officer, Treasurer and Assistant Secretary
Craig Fisher	General Counsel and Secretary

Each of the above-named individuals also serves as a director and/or executive officer of Cap Z III GP, in the same capacity as listed above. Each of the above-listed individuals is a citizen of the United States of America. The business address of each of the above-listed individuals is at Cap Z Ltd.'s and Cap Z III GP’s offices, 142 West 57th Street, 3rd Floor, New York, New York 10019.

During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their officers and directors, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

No change.

ITEM 4.           PURPOSE OF TRANSACTION

On March 28, 2014, Cap Z Fund II and Cap Z Private Fund II (the “Capital Z Investors”) each entered into a definitive agreement with the Company whereby the Company has agreed to repurchase 5,926,181 shares of its Common Stock directly from Cap Z Fund II and 73,819 shares of its Common Stock directly from Cap Z Private Fund II for an aggregate purchase price of $36,180,000.00 at a price per share of $6.03 (the “Share Price”). In addition, on March 28, 2014, Cap Z Fund II entered into the following definitive agreements:  (i) a definitive agreement with Richard A. Barasch, the Company’s Chairman and Chief Executive Officer, whereby Mr. Barash has agreed to purchase 330,000 shares of Common Stock at the Share Price for an aggregate purchase price of approximately $1,989,900.00, (ii) a definitive agreement with Robert A. Waegelein, the Company’s President and Chief Financial Officer, whereby Mr. Waegelein has agreed to purchase 50,000 shares of Common Stock at the Share Price for an aggregate purchase price of approximately $301,500.00, (iii) a definitive agreement with funds affiliated with Deerfield Management, whereby such funds have agreed to purchase 3,278,924 shares of Common Stock at the Share Price for an aggregate purchase price of approximately $19,771,912.78 (iv) a definitive agreement with funds affiliated with Foresite Capital, whereby such funds have agreed to purchase 3,000,000 shares of Common Stock at the Share Price for an aggregate purchase price of approximately $18,090,000 and (v) a definitive agreement with funds affiliated with Broadfin Capital, whereby such funds have agreed to purchase 1,311,312 shares of Common Stock at the Share Price for an aggregate purchase price of approximately $7,907,211. Each purchaser of shares of Common Stock, including the Company, is herein referred to as a “Buyer.” Each of the definitive agreements described above is herein referred to as a “Share Purchase Agreement.”

Each of the share purchases described herein is subject to customary closing conditions, including applicable regulatory approvals.  Pursuant to Section 4 of the Share Purchase Agreements, a Share Purchase Agreement may be terminated at any time prior to closing by mutual consent of the respective Capital Z Investor and the respective Buyer or by either party if the closing has not occurred on or before June 30, 2014.

The Capital Z Investors are selling a total of 13,970,236 shares of Common Stock to the Buyers, which represent all of the shares acquired in their original investment in the Company in 1999.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a) – (b)  The responses set forth on rows 7 through 13 of the cover pages of this Schedule 13D are incorporated hereain by reference. As of March 28, 2014, the aggregate number of shares of Common Stock that the Reporting Persons beneficially owned was 16,452,285 shares of Common Stock, representing approximately 19.0% of the outstanding shares of Common Stock (based on 86,695,011 shares of Common Stock outstanding as of February 28, 2014, as disclosed in the Company’s Form 10-K filed with the Securities and Exchange Commission on March 13, 2014 (the “Form 10-K”)). The number of shares of Common Stock held by the Reporting Persons listed herein includes 17,502 shares of Common Stock held by Cap Z Partners Management, of which 2,124 have currently vested, and does not reflect any changes in ownership as a result of the Share Purchase Agreements as the closing of these transactions has not yet occurred.

As of March 28, 2014, Robert Spass directly beneficially owned 196,502 shares of Common Stock, representing approximately 0.2% of the outstanding shares of Common Stock (based on 86,695,011 shares of Common Stock outstanding as of February 28, 2014, as disclosed in the Form 10-K).

Other than as described herein, during the past sixty (60) days on or prior to March 28, 2014, the date of the event which requires filing of this Amendment (such date, the “Event Date”), and from the Event Date to the Filing Date, there were no purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons.

(d) – (e)  Not applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The response to Item 4 of this Schedule 13D is incorporated herein by reference.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS

Exhibit No.	Description
7.1	Joint Filing Agreement
7.2	Form of Share Purchase Agreement, dated as of March 28, 2014, entered into by the Capital Z Investors and the Buyers

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:           April 1, 2014

CAPITAL Z FINANCIAL SERVICES FUND II, L.P.

By:	Capital Z Partners, L.P., its General Partner
By:	Capital Z Partners, Ltd., its General Partner

By:	/s/ Craig Fisher
Name: Craig Fisher
Title: General Counsel

CAPITAL Z FINANCIAL SERVICES PRIVATE FUND II, L.P.

By:	Capital Z Partners, L.P., its General Partner
By:	Capital Z Partners, Ltd., its General Partner

By:	/s/ Craig Fisher
Name: Craig Fisher
Title: General Counsel

CAPITAL Z PARTNERS, L.P.

By:	Capital Z Partners, Ltd., its General Partner
By:	/s/ Craig Fisher
Name: Craig Fisher
Title: General Counsel

CAPITAL Z PARTNERS, LTD.

By:	/s/ Craig Fisher
Name: Craig Fisher
Title: General Counsel

CAPITAL Z PARTNERS III, L.P. By: CAPITAL Z PARTNERS III GP, LLC, its General Partner

By:	/s/ Craig Fisher
Name: Craig Fisher
Title: General Counsel

CAPITAL Z PARTNERS III GP, LLC

By:	/s/ Craig Fisher
Name: Craig Fisher
Title: General Counsel

CAPITAL Z PARTNERS MANAGEMENT, LLC

By:	/s/ Craig Fisher
Name: Craig Fisher
Title: General Counsel

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